

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 24, 2016

Via Email
Mr. Thomas E. O'Hern
Senior Executive Vice President, Treasurer
and Chief Financial and Accounting Officer
The Macerich Company
401 Wilshire Boulevard
Suite 700
Santa Monica, California 90401

> **Re:** **The Macerich Company**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 001-12504**
> **Form 10-Q for the quarterly period ended March 31, 2016**
> **Filed May 6, 2016**
> **File No. 001-12504**

Dear Mr. O'Hern:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2016

Note 4. Investments in Unconsolidated Joint Ventures, page 11

1. We note that you have entered into joint ventures in which you own greater than 50% of the investee. For each of these investments, please provide us with a summary that identifies each such investee and provides the basis for your conclusions that you are not required to consolidate the entity despite your greater than 50% ownership interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant at (202)551-3851 or the undersigned at (202)551-3438 with any questions.

Sincerely,

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities